Exhibit 8.1

June 14, 2007

Merrill Lynch Depositor, Inc.

c/o Merrill Lynch, Pierce, Fenner

& Smith Incorporated

4 World Financial Center

North Tower, 7th Floor

New York, New York 10080

PPLUS Class A 7.1% Callable Trust Certificates Series EQ-1

PPLUS Class B 0.895% Callable Trust Certificates Series EQ-1

Dear Ladies and Gentlemen:

We have acted as special United States federal income tax counsel in connection with the creation and sale of the 1,000,000 PPLUS Class A 7.1% Callable Trust Certificates Series EQ-1 and 1,000,000 PPLUS Class B 0.895% Callable Trust Certificates Series EQ-1 (collectively, the “Certificates”). The Certificates are described in the base prospectus, dated May 29, 2007 (the “Prospectus”), and in the PPLUS Class A 7.1% Callable Trust Certificates Prospectus Supplement, dated June 5, 2007 and PPLUS Class B 0.895% Callable Trust Certificates Prospectus Supplement, dated June 7, 2007 (together, the “Prospectus Supplements”).

The Certificates are being issued pursuant to the Standard Terms for Trust Agreements (the “Basic Agreement”) among Merrill Lynch Depositor, Inc. (the “Depositor”), The Bank of New York, as trustee (in such capacity, the “Trustee”), and The Bank of New York, as securities intermediary (in such capacity, “the Securities Intermediary”), dated May 29, 2007, as amended and supplemented by the Series Supplement thereto (the “Series Supplement”), dated June 14, 2007 (the Basic Agreement and the Series Supplement, together, the “Trust Agreement”).

In connection with the preparation of this opinion, we have examined and relied on such documents as we have deemed appropriate, including, inter alia, (i) the Trust Agreement, (ii) the Prospectus and (iii) the Prospectus Supplements. We have made such investigations of law as we have deemed appropriate as a basis for the opinion expressed below.

Based on the foregoing, and on the assumptions set forth under the caption “United States Federal Income Tax Consequences” in the Prospectus Supplements, we are of the opinion that the statements contained in the Prospectus Supplements under the caption “United

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States Federal Income Tax Consequences,” to the extent they constitute matters of law or legal conclusions with respect thereto, accurately describe the treatment of the Certificates under United States federal income tax laws, regulations and rulings now in effect. In addition, we have no reason to believe that such statements contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such statements, in light of the circumstances under which they were made, not misleading.

We express no opinion as to any other matter, including the tax treatment of the Certificates under any state, local or non-United States tax law. The opinion expressed by us herein is based upon current United States federal income tax law and administrative practice, and we do not undertake to advise you as to any changes in such law or practice unless we are specifically retained to do so. Please be advised that our opinion is not binding on the United States Internal Revenue Service or the courts, and that no assurances can be given that the United States Internal Revenue Service will not take a contrary position upon examination, or that a court will not reach a contrary conclusion in litigation.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to Form 8-K and to the reference to us under the heading “United States Federal Income Tax Consequences” in the Prospectus Supplements. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Shearman & Sterling LLP

DJL/BSY

FRS